September 20, 2018

Nadav Elituv

CEO/Director

Two Hands Corporation

SUBJECT: Resignation as Director from the Board of Directors of Two Hands Corporation

Dear Mr. Elituv:

This letter is to notify the Board that I am resigning my position as Director effective September 21, 2018. I enjoyed participating in the growth and development of the Company however I have decided to pursue other opportunities at this time.

Sincerely yours,

/s/ Grant Stummer

Grant Stummer

Director

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